UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No. 4)*

                 National Energy Group, Inc.
                      (Name of Issuer)

       Class A Common Stock, Par Value $.01 Per Share
               (Title of Class of Securities)

                         163581 21 0
                       (CUSIP Number)

                     Marc Weitzen, Esq.
        Gordon Altman Butowsky Weitzen Shalov & Wein
              114 West 47th Street, 20th Floor
                  New York, New York 10036
                       (212) 626-0800

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     (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                        June 12, 1997
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule
     13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
     (4), check the following box  //.

     Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person:
     (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D

     ITEM 1.   SECURITY AND ISSUER

               This Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on July 27, 1995, by High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale Investors Corp. Inc., a Delaware corporation ("Riverdale") and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants") amended on July 22, 1996, August 9, 1996 and September 4, 1997, is further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the original
     Schedule 13D previously filed by the Registrants.

     ITEM 2.   IDENTITY AND BACKGROUND

     Item 2 is amended as follows:

               The principal business address of the Registrants and each executive officer/manager of Riverdale LLC has been changed to 767 Fifth Avenue, 47th Floor, New York, NY 10153.

     ITEM 4.   PURPOSE OF TRANSACTION

               Item 4 is hereby amended to add the following:

               On June 12, 1997, Mr. Icahn discussed with Miles Bender, chief executive officer of Issuer, the possibility of having Issuer acquire Panaco, Inc., a Delaware corporation in which Mr. Icahn owns in excess of 5% of the outstanding common stock. Mr. Bender indicated that he would be interested in having Issuer make such an acquisition. Mr. Icahn then engaged in a conversation with Mr. Maxwell of Panaco and Mr. Bender in which Mr. Bender indicated to Mr. Maxwell that Issuer would be interested in making such an acquisition on a friendly basis.

                              SIGNATURES
                                   ----------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     Dated: June 17, 1997

                                   RIVERDALE LLC

                                   By:  /s/ Carl C. Icahn
                                        Carl C. Icahn
                                   Its: Member


                                   HIGH RIVER LIMITED PARTNERSHIP

                                   By:  RIVERDALE LLC
                                   Its: General Partner


                                   By:  /s/ Carl C. Icahn
                                        Carl C. Icahn
                                   Its: Member



                                   By: /s/ Carl C. Icahn
                                       Carl C. Icahn






     [Signature Page of Schedule 13D Amendment No. 4 with respect to
          National Energy Group, Inc.]